Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the information in our consolidated financial statements and the related notes to those statements included elsewhere in our Annual Report. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the sections titled “Risk Factors” within our Annual Report. Our actual results may differ materially from those contained in the following discussion and analysis.

Our books and records are maintained in pounds sterling. For the purposes of convenience to the reader, we have translated pound sterling amounts as of and for the month ended June 30, 2023 into US Dollars at the rate of £1.00 to $1.2709, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2023. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into US Dollars at that or any other exchange rate as of that date or any other date.

TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) was incorporated on October 25, 2021. On December 17, 2021, all shareholders in TC BioPharm Limited and holders of convertible loan notes in TC BioPharm Limited exchanged their shares and convertible loan notes for the same number and classes of newly issued shares and/or convertible loan notes in TC BioPharm (Holdings) plc and, as a result, TC BioPharm Limited became a wholly owned subsidiary of TC BioPharm (Holdings) plc (the “Group”). The corporate reorganization has been accounted for as a business combination under common control and therefore, TC BioPharm (Holdings) plc is a continuation of TC BioPharm Limited and its subsidiaries. The corporate reorganization has been given retrospective effect in these consolidated financial statements, which represent the consolidated financial statements of TC BioPharm (Holdings) plc. All TC BioPharm Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchanged for share options in TC BioPharm (Holdings) plc on a one-for-one basis with no change in any of the terms or conditions.

On December 17, 2021 and subsequent to the group reorganization, the Company undertook a share split such that one issued ordinary share was exchanged for ten new ordinary shares. As a result of the share split, all references in these consolidated financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the forward share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Capital Market under the ticker symbol “TCBP” on February 10, 2022, following its initial public offering (“IPO”). As part of the IPO, the Company, issued 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million. Funding costs of $3.0 million including underwriter fees were incurred. On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million. Between June 7, 2022 and June 8, 2022, the Company issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4.6 million before deductions for offering expenses of approximately $0.78 million.

On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references included in this document to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Overview

TC BioPharm (Holdings) plc (TCB) is a clinical-stage biopharmaceutical company with a cell-based product pipeline capable of treating a variety of disorders including cancer and infectious disease.

TCB is currently developing a pipeline of unmodified allogeneic GD-T therapies and next generation GD CAR-T treatments with a number of advantages over conventional approaches. TC BioPharm owns its two main patent families in the GD CAR-T space, providing robust IP protection and manufactures all products in-house, leading to a much lower cost of goods than competitor products.

Conventional CAR-T treatments have seen many patients experience treatment-related adverse events and are limited to liquid tumors. Furthermore, the cost of manufacture of such treatments is high which can lead to difficulties in scaling an infrastructure to meet patient demand.

Our approach takes advantage of the inherent specificity of GD-T cells against phosphoantigens which are expressed only by cancerous and infected cells. This ensures that the cytotoxic effect of the CAR-expressing GD-T cells will be focused on the pathogenic cells expressing the target antigen whilst ignoring healthy cells. This is ensured by the fact that when the target antigen is expressed on a healthy cell, the GD CAR-T cell is not activated. This technology enables the targeting of cell surface antigens which have previously been deemed ‘undruggable’ due to their expression on healthy/non-diseased tissue. Thus, our CAR-T products have the potential to treat a wider range of tumors than can be targeted with present strategies.

Going concern

Since incorporation the Group has been focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products. This activity was expected to be several years in development and has involved considerable expenditure to date on carrying out research and development and conducting clinical trials. In common with most development and/or clinical stage biotechnology companies, the Group has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements (totaling £79 million since inception). The Group is expected to continue in this clinical development phase for a number of years before any product becomes marketable. The Group therefore expects to continue to incur significant losses in the foreseeable future.

As at June 30, 2023, the Group had an accumulated deficit of £33.2 million. It experienced an outflow of cash from operating activities during the six months ended June 30, 2023, of £6.6 million, and expects to incur continued outflow of cash for the foreseeable future. Net income for the six months ended June 30, 2023, and 2022, amounted to £0.4 million and £0.5 million, respectively.

As at June 30, 2023, the Group’s cash and cash equivalents amounted to £1.9 million, current assets amounted to £4.9 million and current liabilities (excluding amounts which may become payable under its Convertible Loan Notes and Warrant derivative liabilities) amounted to £2.8 million.

The Group raised $17.5 million (£12.8 million), $14.5 million (£10.6 million) net of all commissions, costs and expenses) through the completion of an initial public offering of its ADS and Warrants on Nasdaq (IPO) in February 2022 and raised a further $4.6 million (£3.7 million), $3.8 million (£3.0 million) net of all commissions, costs and expenses) through the completion of a follow-on offering in June 2022.

In November 2022, TC BioPharm (Holdings) plc raised $7.4 million (£6.2 million), $6.6 million (£5.5 million) net of all commissions, costs and expenses, through the completion of a private placement of its ADS and Warrants.

In March 2023, TC BioPharm (Holdings) plc raised $4.9 million (£3.9 million) net of all commissions, costs and expenses, through the completion of a public offering of its ADS and Warrants.

In August 2023, TC BioPharm (Holdings) plc raised $2.4 million (£2.0 million) net of all commissions, costs and expenses, through the exercise of certain warrants for its ADSs.

On October 17, 2023, the Group had cash on hand of $2.6 million (£2.1 million), which will not be sufficient to enable the Group to meet the cash requirements required to enable it to conduct its business plan through the going concern period (being to October 31, 2024) (“Going Concern Period”). With existing resources, we expect to be able to fund current operations to November 2023.

In common with many clinical development stage biotechnology companies our future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund our product candidates and key development and regulatory projects. As a pre-revenue biotechnology company, we have financed our operations though continuously raising capital; and we expect to continue having to raise capital routinely on the capital markets, taking advantage of our public listing. We are currently and continuously progressing various funding options to fill our projected working capital gap, including the current short-term requirements, which could be in the form of an equity raise or other forms of financings such as debt funding, collaborations or licensing arrangements.

We believe that our ongoing financing initiatives should improve our net short-term working capital position sufficiently to provide sufficient capital to finance planned operations through 2023, and thereafter we would expect to be in a position to raise significantly greater capital as our clinical program progresses. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on shareholder and asset value. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings; entering transactions involving sales, joint venturing or licensing of intellectual property; reducing and/or deferring discretionary spending on research and development or clinical programs; restructuring our operating model to take advantage of our manufacturing capability to generate short term revenues; reducing our cash burn rate through reduction in planned operating costs.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in conformity with IFRS as issued by IASB, which contemplate continuation of the Group as a going concern (having adequate working capital to maintain operations through the Going Concern Period). In common with many clinical stage development enterprises, the Group has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on ongoing funding operations primarily through ongoing initiatives to sell securities via its Nasdaq listing, commercial partnerships, and/or grants. The Group expects to require substantially more capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products towards the market. The Group has utilized, and expects to continue to utilize, substantial amounts of funding to implement its business strategy. Although the completion of the IPO on Nasdaq was a major milestone for the Group, as it opens much wider avenues to raise future finance, the market conditions were such that the initial and subsequent funds raised are less than was initially targeted, and the proceeds of the offerings alone are not adequate to finance the Group’s clinical and product development programs through the Going Concern Period. Nonetheless the proceeds of the offerings, together with the anticipated proceeds from ongoing and future fund-raising activities, cause management to believe that the Group will have sufficient liquidity to fund its operations through the Going Concern Period, and, on that basis, management continues to view the Company as a going concern.

Notwithstanding this, management recognizes, that there is uncertainty surrounding the ability of the Group to implement successfully the funding activities required to maintain operations through the Going Concern Period, and immediately beyond. The quantum and timing of such funding is also uncertain. If the Group is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise material uncertainty about the Group’s ability to provide support and therefore may cast significant doubt on the Company’s ability to continue as a going concern. The Group’s unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Financial Operations Overview

Revenues

We do not have any approved products. Accordingly, we have not generated any revenue from the sale of products, and we do not expect to generate any such revenue unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global collaborations with strategic partners, which may produce license fee income.

During the period ended June 30, 2022 we had two collaboration agreements with global pharmaceutical companies. Revenue arose under these contracts as a result of (i) our recharging development costs incurred by us under those agreements to our partners and (ii) on upfront payments received under those collaboration agreements, which are taken to revenue on a straight-line basis over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and re-evaluated at each reporting date. Management have reviewed the status of the contracts and specific contractual terms at each period end. The Company ceased to have an effective obligation to continue to provide unpaid services from December 7, 2022 and as such there was no deferred revenue remaining as at December 31, 2022.

Since inception through December 31, 2022, the Company has received £14.5 million ($17.6 million) in pre-clinical payments connected with CAR-T development partnerships. These partnerships are no longer actively being progressed and there can be no assurance that we will receive any future milestone revenues.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates.

Research and development costs are expensed as incurred, with our development activities not yet at the point at which capitalization can occur under IFRS. Our research and development expense primarily consist of:

●	consumable costs related to research and development of pharmaceutical or biologic therapy products for preclinical studies and clinical trials;

●	costs related to manufacturing active pharmaceutical or biologic therapy products for preclinical studies and clinical trials;

●	salaries and personnel-related costs, including bonuses, benefits and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

●	fees paid to consultants and other third parties who support our product candidate development;

●	third party costs incurred in connection with preclinical studies and clinical trials from investigative sites and contract research organizations, or CROs;

●	other costs incurred in seeking regulatory approval of our product candidates;

●	costs of related office space allocated to our research and development function, materials and equipment; and

●	payments under our license agreements.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. In addition, the cost of development of our CAR-T range of products is likely to be substantially higher than costs incurred historically in the development of our unmodified products. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. We are also unable to predict when, if ever, material net cash inflows will commence from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors including:

●	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;

●	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;

●	potential uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;

●	competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

●	the achievement of milestones requiring payments under in-licensing agreements;

●	any significant changes in government regulation;

●	the terms and timing of any regulatory approvals;

●	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

●	the ease, cost and ability to market, commercialize and achieve market acceptance for any of our product candidates, if approved.

We track research and development expenses on a program-by-program basis for both clinical-stage and preclinical product candidates. Manufacturing, clinical trial and preclinical research and development expenses are assigned or allocated to individual product candidates. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.

Administrative Expenses

Administrative expenses consist of personnel costs, other administrative expenses and other expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, bonuses, benefits and share-based payment expense. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, professional fees and costs of our information systems. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. In the future, we expect to incur additional expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, and expenses related to investor relations activities and other administrative and professional services.

Change in fair value of convertible loan derivative

The gain/loss relates to the movement in the estimated fair value of the embedded derivative related to the issue of Notes from the point of recognition to the period end, calculated by using a Black Scholes option pricing model.

Finance Income

Finance income relates to interest earned on our cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs include the effective interest charge accrued in relation to the Notes and interest expense representing the unwinding of discounted lease liabilities in respect of assets presented on our consolidated statement of financial position in accordance with IFRS 16 “Leases”.

Income Tax Credit

We are subject to corporate taxation in the United Kingdom. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our losses for a cash rebate of up to 27.00% of expenditures related to eligible research and development projects. Qualifying expenditures largely comprise clinical trial and manufacturing costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme because we may no longer qualify as a small or medium-sized company. However, we may be able to file under a large company scheme.

Tax losses that have not been utilized to offset taxable income or surrendered in connection with the aforementioned research and development tax credits are carried forward to be offset against future taxable profits.

In the event we generate revenues in the future, we may benefit from the UK government’s “patent box” initiative that allows profits attributable to revenues from patents registered in the United Kingdom or European Union or patented products to be taxed at a lower rate than other streams of revenue. The current rate of tax for relevant streams of revenue for companies receiving this relief is 10%.

Ukrainian Conflict

Currently the conflict between Ukraine and Russia does not have any direct effect on our operations, as they are generally conducted only in the United Kingdom. Currently, we believe the conflict will have only a general impact on our operations in the same manner as it is having a general impact on all businesses resulting from sanction and embargo regulations, possible shortages of goods that may be supplied from the Ukraine and Russia, and the inflationary results of the conflict.

Results of Operations

Comparison of the six months ended June 30, 2023 and 2022

The following table summarizes the results of our operations for the six months ended June 30, 2023 and 2022:

		Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Revenue	-	-	989
Research and development expenses	(5,183)	(4,078)	(3,698)
Administrative expenses	(4,584)	(3,607)	(4,078)
Administrative expenses – costs related to preparing for a listing	-	-	(1,133)
Other (expense)/income	(112)	(88)	54
Total operating expenses, net	(9,879)	(7,773)	(8,855)
Loss on modification of convertible loan	(821)	(646)	-
Change in fair value of convertible loan derivatives	736	579	6,944
Change in fair value of warrants	9,706	7,637	10,538
Change in fair value of other derivative liabilities	-	-	(3,832)
Finance income – interest	-	-	-
Finance costs	(182)	(143)	(5,991)
Loss before tax	(440)	(346)	(207)
Income tax credit	890	700	720
Net Income for the period	450	354	513

Research and development expenses

The table below summarizes our research and development expenses incurred by program:

		Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Direct research and development expenses by program:
Unmodified cell therapy programs (1)	1,404	1,105	462
Other research and development programs (2)	33	26	350

Total direct research and development expense	1,437	1,131	812

Research and development and unallocated costs:
Personnel related (including share-based compensation)	2,741	2,157	2,118
Indirect research and development expense(3)	1,005	790	768

Total research and development expenses	5,183	4,078	3,698

(1)	Unmodified cell therapy programs include OmnImmune® and ImmuniStim®
(2)	Other research and development programs include expenditure on areas such as our CAR-T program, induced pluripotent stem cells (iPSCs) and the gammadelta1 (GD-T1) subtype.
(3)	Indirect research and development expense includes property relates costs and depreciation and amortization.

Research and development expenses increased by 10% to £4.1 million for the six months ended June 30, 2023 from £3.7 million for the six months ended June 30, 2022. The increase in direct research and development expenses of £0.3 million in 2023 reflected the impact of an increase in activity around upcoming clinical trials. Personnel costs increased to £2.2 million for the six months ended June 30, 2023 from £2.1 million for the six months ended June 30, 2022. During the period there was a reduction in headcount the associated savings being offset by redundancy costs in the six months to June 30, 2023. Indirect research and development expense, which contains a number of fixed costs such as facility and property expenditure remained the same in the six month period to June 30, 2023 compared to the six month period to June 30, 2022. Our research and development expenses are highly dependent on the phases of our research projects and therefore fluctuate from year to year.

Administrative expenses

Administrative expenses decreased by 12% (£0.5 million) for the six months ended June 30, 2023 from £4.1 million for the six months ended June 30, 2022. The decrease reflected adjustments to the share based payment change following forfeitures in the period.

		Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Share based payment	153	120	561
Employee related costs	1,661	1,307	1,444
Legal & professional services	2,558	2,012	1,912
Other expenses	212	168	161
Total Administrative Expenses	4,584	3,607	4,078

During the six months to June 30, 2023, the ongoing share based payment expense from the vesting of options has been offset by credits in respect of forfeitures in the period. Employee costs have reduced by 9% in the period to June 30, 2023 as a result of reduced headcount and one off payments made during the period to June 30, 2022. The legal and professional fees in the six months to June 30, 2023 reflect the higher compliance costs associated with being a quoted Company. These costs include director and office insurance, professional accounting advisory and audit fees and investor relations costs.

Change in fair value of convertible loan derivatives

The credit, totaling £0.6 million, for the six months ended June 30, 2023 relates to the movement in the estimated fair value of the embedded derivatives related to the issue of Convertible Loan Notes from December 31, 2022 to the period end, calculated by using a Black Scholes option pricing model. The credit, totaling £6.9 million, for the six months ended June 30, 2022 relates to the movement in the estimated fair value of the embedded derivatives related to the issue of Convertible Loan Notes from December 31, 2021 to the period end, calculated by using a Black Scholes option pricing model.

Change in fair value of warrant liabilities

The credit, totaling £7.6 million, for the six months ended June 30, 2023 relates to the movement in the estimated fair value of the embedded derivatives related to the issue of warrants at the time of the IPO, the issue of warrants as part of the private placement in November 2022 and a further offering in March 2023, from the point of recognition to the period end, calculated by using a Black Scholes option pricing model.

Change in fair value of other derivative liabilities

The charge, totaling £3.8 million, for the six months ended June 30, 2022 relates to the movement in the estimated fair value of the embedded derivatives related to anti-dilution provisions within A Ordinary shares immediately prior to the completion to the IPO. During the completion of the IPO, A Ordinary shareholders exercised their right to subscribe for additional shares at nominal value and the value of the derivative liability was transferred to equity. All of the outstanding series A ordinary shares were subsequently re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis and as such no anti-dilution provisions are included within the issued share capital. There were no ‘Other derivative liabilities’ in issue in the period to June 30, 2023.

Finance Costs

Finance costs were £0.1 million for the six months ended June 30, 2023 compared to £6.0 million for the six months ended June 30, 2022. The decrease reflected the fact that the effective interest rate calculated in respect of Convertible Loan Notes issued was substantially accrued ahead of the IPO in February 2022. The Convertible Loan Notes were then converted into equity or repaid during 2022 with a small balance remaining due as at June 30, 2023.

Liquidity and Capital Resources

Sources of Liquidity

For the six months ended June 30, 2023 and June 30, 2022, we incurred net income of £0.4 million and £0.5 million, respectively. We used £6.5 million of cash in operating activities in the six months ended June 30, 2023 and used £8.8 million of cash in operating activities for the six months ended June 30, 2022.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of £1.9 million and £4.8 million, respectively. From incorporation through to June 30, 2023, we have financed our operations primarily through placements of equity securities, convertible loans, government grants, research and development tax credits, and receipts from partner for collaborative research and development services totaling £79 million. In March 2023, the Company completed a further funding round raising net proceeds of £3.9 million.

If we obtain regulatory approval to advance any of our GD-T cell therapeutic candidates into pivotal clinical trials or to commercialization, we will incur significant research and development expenses, and also commercialization expenses related to product sales, marketing, manufacturing and distribution and additional funding would be required. Where appropriate, we will seek to fund our operations through milestone payments under our agreements with collaboration partners and additional equity financings.

Cash Flows

The following tables summarize the results of our cash flows for the below respective periods:

	Six Months Ended June 30,
	2023	2023	2022
	$’000	£’000	£’000

Consolidated Cash Flow Statement:
Net cash flows used in operating activities	(8,327)	(6,552)	(8,895)
Net cash flows used in investing activities	(276)	(217)	(82)
Net cash flows from financing activities	5,081	3,998	13,170
Net (decrease)/increase in cash and cash equivalents	(3,520)	(2,770)	4,193

Operating Activities

Net cash used in operating activities was £6.6 million for the six months ended June 30, 2023. The loss before taxation for the six months ended June 30, 2023 was £0.3 million, which is offset by noncash items of £0.4 million, share based payments of £0.1 million, £7.6 million of income related to movements in the embedded derivative related to warrants issued by the Company in the income statement, £0.6 million of costs relating to the modification of convertible loan notes in the period, £0.6 million of credits related the convertible loan note and movement in the embedded derivative set off by the interest charge in the income statement and changes in working capital of £0.6 million. The noncash items consisted primarily of finance costs, changes in fair value of a derivative liabilities, depreciation and amortization. The changes in working capital in the period reflected an increase in trade and other receivables, a decrease in deferred income offset by an increase in trade and other payables.

Net cash used in operating activities was £8.9 million for the six months ended June 30, 2022. The loss before taxation for the six months ended June 30, 2022 was £0.2 million, which is offset by noncash items of £0.4 million, share based payments of £0.8 million, £10.5 million of income related to movements in the embedded derivative related to warrants issued at the IPO in the income statement, £3.8 million of costs related to the movement in fair value of embedded derivatives relating to anti-dilution provisions within certain share classes, £1.1 million of costs related to the interest charge on the convertible loan note and movement in the embedded derivative in the income statement and changes in working capital of £2.2 million. The noncash items consisted primarily of finance costs, changes in fair value of a derivative liabilities, depreciation and amortization. The changes in working capital in the period reflected an increase in trade and other receivables, a decrease in deferred income offset by an increase in trade and other payables.

Investing Activities

Net cash used in investing activities was £0.2 million and £0.1 million for the six months ended June 30, 2023 and six months ended June 30, 2022, respectively. These amounts relate primarily to purchases of property, plant and equipment related to our facility and patent filing costs.

Financing Activities

Net cash from financing activities was £4.0 million and £13.2 million for the six months ended June 30, 2023 and six months ended June 30, 2022, respectively.

For the six months ended June 30, 2023, these amounts consisted of net proceeds from the issue of shares and warrants as part of further follow on rounds (£4.2 million net of issue costs), offset by the repayment of lease liabilities (£0.2 million). For the six months ended June 30, 2022, these amounts consisted of net proceeds from the issue of convertible loan notes (£15.6 million) and ordinary share capital (£1.9 million) offset by the repayment of sale and leaseback asset finance obligations and lease liabilities (£0.5 million).

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we (i) advance our product candidates through phases of clinical development and, potentially, registration, (ii) fund our research and development activities to further expand our GD-T cell technologies and develop future product candidates and follow-on versions of our more advanced product candidates, (iii) fund our manufacturing activities and the expansion of our plant to support our ongoing and future clinical trials and potential commercial launch; and (iv) fund our general operations.

Since February 10, 2022, we have been a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and The Nasdaq Stock Market, requires public companies to implement specified corporate governance practices. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We expect that our cash resources received from the IPO and subsequent to this to be able to fund current operations to November 2023 and together with future planned fundraisings in 2023 and 2024 will enable us to fund our planned operating expenses and capital expenditure requirements for at least twelve months. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We will require additional capital to continue to conduct our business and implement our business plans.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the amount of our future working capital requirements, which will depend on and are likely to increase significantly as a result of many uncertain factors, including:

●	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

●	the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	the costs of future sales and marketing activities, including cost of product sales, medical regulatory affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

●	the amount and timing of the receipt of any future revenue from commercial sale of our products, should any of our product candidates receive marketing approval and become successful in the market;

●	the impact of the COVID-19 pandemic on our ability to progress research and development and clinical trials;

●	the costs and timing of hiring new employees to support our future growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the cost of and extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our future cash needs through equity offerings and debt and a combination thereof, including securities convertible into ordinary shares and through development collaborations with partners.

To the extent that we raise additional capital through the sale of equity, our shareholders’ ownership interest will be diluted.

If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves. If we raise funding through borrowings, we may have to enter into onerous covenants which may adversely impact our operations and our ability to obtain further funding.

There is no assurance that we will be able to raise any further funding, or if further funding is offered, it will be on terms that are acceptable to us and may bring dilution which is unacceptable to our shareholders.

Critical Judgments in Applying Our Accounting Policies

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments, except those involving estimation uncertainty, that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this Annual Report.

Going Concern

Our evaluation of our ability to continue as a going concern requires us to evaluate our future sources and uses of cash sufficient to fund our currently expected operations in conducting research and development activities one year from the date our consolidated financial statements are issued. We evaluate the probability associated with each source and use of cash resources in making our going concern determination. The research and development of cell therapies is inherently subject to uncertainty.

Management believes that its existing cash balances will be able to fund current operations to November 2023 and when coupled with planned further financings during 2023 cash balances will be sufficient to fund the current operating plans for at least the twelve month period following the filing date of these unaudited condensed consolidated interim financial statements. Should the additional planned financings not occur as expected, management will implement alternative arrangements and such arrangements could have a potentially significant negative impact on the current net asset value of the Group. These alternatives include: (1) raising additional capital my means other than those planned through equity and/or debt financings; (2) entering into new commercial relationships to help fund future clinical trial costs (i.e. licensing and partnerships); (3) reducing and/or deferring discretionary spending on general corporate overheads and one or more of our research and development and / or clinical programs; and/or (4) restructuring operations to change our overhead structure and make use of our manufacturing facilities to generate revenues from through third party manufacturing contracts. In the medium term the Company’s future liquidity needs, and ability to address those needs, will largely be determined by the success of its product candidates and key development and regulatory events and its decisions in the future.

Further detail about the Company’s ability to continue as a going concern are described in Note 1 to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023.

Revenue from contracts with customers

Identification of contracts with pharma partners

The Company has entered into collaboration agreements with a number of parties. Application of IFRS 15 “Revenue from contracts and customers” on collaboration agreements requires judgement around whether these contracts were within the scope of IFRS 15.

The Company’s core business is around researching and developing immunotherapies and the contracts entered into with pharma partners are consistent with those objectives and the outputs are in line with the Company’s ordinary activities.

The contracts with pharma partners do not involve sharing the risks and benefits of a joint arrangement in the sense of IFRS 11 “Joint arrangements”.

In light of work being undertaken with pharma partners, and the fact that these agreements have commercial substance with clearly defined milestones and rights and obligations for each party, management concluded that these collaboration agreements meet the definition of a contract with a customer and fall within the scope of IFRS 15.

Identification of performance obligations in contracts

The collaboration agreements entered into by the Company include obligations to fulfil the research and development programs. The Company identified, from reviews of the relevant agreements, that there are no specific obligations but an implied performance obligation to deliver each overall contracted research and development program. Reflecting the broad nature of these obligations, spanning the full duration of the contract, the obligations are satisfied over the expected duration of the relevant contract.

Determination and allocation of the transaction price

The collaboration agreements include a number of elements of consideration and are allocated to the satisfaction of the relevant obligation.

The Company can receive upfront payments as part of the consideration. The Company has determined that upfront payments are in connection with the performance of the research and development program and are satisfied during the duration of the contract.

The business is entitled to receive contractual milestone payments on achievement of certain performance obligations, with revenue being recognized in the same way. The relevant transaction price is allocated to the related milestone.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

Revenue from contracts with customers

Timing of revenue recognition

Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated at each reporting date. Management reviewed the status of the contract and specific contractual terms and concluded that at December 31, 2022 no further services were to be provided under the contract. The remaining deferred revenue was been released as at December 31, 2022.

The business is entitled to receive contractual milestone payments on achievement of certain performance obligations. Due to significant uncertainties associated with the achievement of contractual milestones, no revenue has been recognized from milestone payments to date and these will be recognized when the milestones are certain to occur.

Valuation of ordinary shares

In the period prior to become a listed Company on Nasdaq on February 10, 2022, there had been no public market for the Group’s ordinary shares, the estimated fair value of the ordinary shares in the financial periods prior to February 10, 2022 has been determined by management, considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

After considering the Market Approach, the Income Approach and the Asset-based Approach, we utilized the Market Approach to determine the estimated fair value of our ordinary shares based on management’s determination that this approach was most appropriate for a clinical-stage biopharmaceutical company at this point in its development, using the option-pricing method (“OPM”). Consideration was given to the American Institute of Certified Public Accountants’ Practice Aid: “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the likelihood of completing an IPO and recent transactions with investors.

As a public trading market for our ordinary shares has now been established in connection with the completion of this offering, the fair value of our ordinary shares in connection with our accounting for embedded derivatives, warrants and share-based payment expenses will be determinable by reference to the trading price of our ordinary shares on Nasdaq.

Valuation of warrants

At the time of issue of the warrants at the IPO date there was no trading history, as such the Group determined that a more appropriate method for calculating the estimated fair value of the warrants at the point of recognition was using a Black Scholes option pricing model. The Group determined the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the embedded derivative. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 90% was appropriate for the valuation of embedded derivatives in in existence as at June 30, 2023.

As a public trading market for our listed warrants has now been established in connection with the completion of the IPO, under the ticker symbol ‘TCBPW’, the fair value of our listed warrants will be determinable, in the first instance, by reference to the trading price of the warrants on Nasdaq. In line with IFRS 13 (“Fair value measurement”), if there has been a significant decrease in the volume or level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. During the reporting period to June 30, 2022, the Company determined the fair value of its listed warrants by reference to the trading price. Following the reverse share split in November 2022, the Company noted that the listed market price did not adjust to reflect the amendment. In light the limited adjustment in the market priced and limited trading volumes at the reporting date, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

With respect to our unlisted warrants that are in issue, in the absence of any trading history, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

Share option and other share-based payment assumptions

Share option and other share-based payment assumptions

The determination of the value of share-based payments requires management to use professional expertise to arrive at assumptions to be used to calculate the value of the share-based payment. The estimated fair value of the options outstanding in the period was calculated by applying a Black Scholes Model for those options issued in 2022. The most appropriate approach is selected with reference to the share capital structure at the time of grant and the directors need to use judgement in setting the key assumptions. Further details are included in Note 14.

The Group determines the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of share options granted during the six months ended June 30, 2022. There were no share options granted in the six months ended June 30, 2023.

The expected life of the option, beginning with the option grant date, was used in valuing our share options. The expected life used in the calculation of share-based payment expense is the time from the grant date to the expected exercise date. The life of the options, which is a subjective estimate that can materially alter the valuation, depends on the option expiration date, volatility of the underlying shares and vesting features.

IFRS 2 “Share-based Payment” requires the use of the risk-free rate of the country in which the entity’s shares are principally held with a remaining term equal to the expected life of the option. This should also be the risk-free interest rate of the country in whose currency the exercise price is expressed. The Group has applied the appropriate risk

Convertible loan redemption date

The Group calculates the effective interest rate (“EIR”) to consider the potential repayment at redemption date by reference to the face value amount and including the 5% of interest rate in each relevant cash outflow period. At the time of a listing, 50% of the face value of loan notes in issue at the time (including interest accrued to date) converted to equity in the listed entity and 25% of the face value of the loan notes were repaid 90 days after the listing date. The remaining loan notes are repayable or convertible at the loan note holders’ option at 180 days after the listing date. For the purpose of calculating the EIR, management has used the listing date of February 10, 2022.

Convertible loan

The Company established a $20.0 million convertible loan note instrument (see note 10, “Convertible loan”) in April, 2021. During the year to December 31, 2022, the Group converted loan notes totaling $14,228,245 (£10,506,174) into ordinary shares and warrants over ordinary shares and repaid loan notes totaling $3,195,765 (£2,632,324).

The convertible loan has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.

(i)	The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9 – Financial Instruments. It is presented as a financial liability in the Statement of Financial Position.

(ii)	The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32 Financial Instruments: Presentation, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the convertible instrument included a conversion feature resulting in settlement in a variable number of shares and consequently, none of the instrument comprises an equity component. As a result, the derivative is presented in the statement of financial position as a liability in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the unaudited condensed consolidated statements of comprehensive income/(loss).

On August 9, 2022, the Company agreed with one of the loan note holders not to exercise the right to require the loan notes to be repaid in cash in accordance with the terms of the loan notes and to amend certain other aspects of the loan notes (“amended loan notes”). As additional consideration, the Company has issued warrants to subscribe for 11,678 ordinary shares in the share capital of the Company. Except for the amended loan notes, all other loan notes were repaid or converted into ordinary shares and warrants over ordinary shares 180 days after the listing date.

The modifications represent as substantial amendment as the modifications are related to:

(i)	Removing the exercise of the right to require the loan in cash as of 9 August 2022.
(ii)	Extending the repayment date to 31 January 2023 and modifying the structure to be repaid in shares if not redeemed before in cash.
(iii)	Revising the conversion price for the conversion of the loan notes in shares. The revised conversion price would be $0.50 and, if the 5-day trailing VWAP of the Company’s ADS is above that and $0.20 as a floor.
(iv)	Giving the option to the holder for redemption in cash, which will occur no later than 10 February 2023 and to the Company for an early redemption at any moment but having the Holder an option to convert into shares using the revised conversion price at that moment.

In line with IFRS 93.3.2, an exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. In addition, as consideration for these modifications, the Company has issued additional warrants to subscribe for 200,000 ordinary shares in the share capital of the Company.

The original financial instrument was derecognised, including any unamortised transaction costs, and the new instrument was initially recognised at fair value and subsequently measured at amortised cost at each reporting date.

The conversion option is a single embedded derivative that is separately recognized as a liability and accounted for at fair value through profit and loss. The conversion options are financial liabilities in accordance with IAS 32:11 because the Company issues shares such that the fair value of the shares delivered is always equal to the amount of the contractual obligation (i.e. a variable number of shares depending on the share price of the stock). As a result, the conversion options are part of the financial liability debt instrument and should be evaluated under the embedded derivatives guidance. Because the conversion options are indexed to the equity of the issuer, these are not closely related to the host contract as stipulated under IFRS 9:B4.3.5I.

This instrument is considered as a new freestanding financial instrument and constitutes an embedded derivative liability that is separately recognized as a liability and accounted for at fair value through profit and loss. The value of the embedded derivatives are remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

Warrant liability

On February 10, 2022, TC BioPharm (Holdings) plc completed an initial public offering on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). The convertible loan notes totaling $13,447,012 (£9,861,405) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares. ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

On March 27, 2023, TC BioPharm Holdings (PLC) (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company agreed to issue and sell an aggregate of 215,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 3,222,500 ADS (the “Pre-Funded Warrants”), and series C purchase warrants to purchase up to 3,437,500 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants and the ADSs, the “Securities”). The purchase price for each ADS and associated Ordinary Warrants was $1.60 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants was $1.599. The Ordinary Warrants were immediately exercisable, expire five (5) years from the date of issuance and have an exercise price of $1.75 per ADS. The Pre-Funded Warrants may be exercised at any time until all of the Pre-Funded Warrants are exercised in full at an exercise price of $0.001 per ADS. The total net proceeds from this offering were approximately $4.9 million, after deducting estimated offering expenses of approximately $0.6 million.

The accounting for pre-funded warrants is detailed in the section below.

With respect to other warrants in issue, given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that, in line with IAS 32 Financial Instruments: Presentation, the warrants will be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component will be calculated and based on the actual transaction price, will be allocated to the equity and the liability components using the relative fair value method.

Pre-funded warrants

The Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the shares of common stock with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise (foreign exchange on nominal value of the shares is not considered relevant for the analysis because not more than an insignificant amount related to the value of the share remains outstanding which is the $0.0001 nominal amount that remains open to be paid upon exercising it). In addition, Pre-Funded Warrants do not provide any guarantee of value or return.

Emerging Growth Company

The federal securities laws provide that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements for emerging growth companies. Subject to certain conditions, we are entitled to rely on certain exemptions as an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering, or December 2026, or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.